EXHBIT 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock Code: 1135

PROPOSED CONTINUING CONNECTED TRANSACTIONS

Transponder Master Agreement

The Company announces that on 28 November 2008, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Master Agreement with CITIC Networks and CITICSat, pursuant to which AsiaSat may, subject to obtaining Independent Shareholders' approval of the Company, among other things, the transactions contemplated under the Master Agreement (the “Condition”), provide transponder capacity of its Satellites (the “Transponder Capacity”) to CITICSat pursuant to orders placed for CITICSat’s customers in the PRC during the term of the Master Agreement (the “Proposed Capacity Transactions”) commencing on the date on which the Condition is satisfied (the “Effective Date”) and ending on 22 October 2012, unless the Agreement is otherwise terminated pursuant to its terms (the “Agreement Term”). AsiaSat has also been granted a right to provide the Transponder Capacity for the Proposed Capacity Transactions on an exclusive basis under the Master Agreement. Further, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC (the “Proposed Marketing Support”, and together with the Proposed Capacity Transactions, the “Proposed Transactions”) during the Agreement Term. Subject to the renewal of the Permit upon its expiry by the MII or other relevant authorities and the requirements of the Listing Rules, the Agreement Term will be extended for a further term covering the term of such renewed Permit on terms to be re-negotiated between the parties to the Master Agreement. In the event that the Permit is revoked, cancelled, terminated or modified to the effect to preclude the CITIC Group from engaging in the Proposed Capacity Transactions during the Agreement Term, the Master Agreement will be terminated.

CITICSat is the branch established and run by CITIC Networks for the development and operation of its satellite system related business. CITIC Networks is a wholly-owned subsidiary of the CITIC Group. As at the date of this announcement, the CITIC Group indirectly controls 50% of the voting rights of Bowenvale, which in turn holds approximately 68.7% of the total issued share capital of the Company. Accordingly, the CITIC Group, CITIC Networks and CITICSat are deemed connected persons of the Company and the transactions contemplated under the Master Agreement will constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules.

Since certain applicable percentage ratios (as defined under the Listing Rules) in respect of the maximum aggregate annual value of the Proposed Capacity Transactions for each of the four financial reporting periods under the Agreement Term (the “Proposed Fee Caps”) exceed 2.5% but are less than 25%, and the Proposed Fee Caps are over HK$10 million, the Proposed

Capacity Transactions and the Proposed Fee Caps are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Whereas each of the applicable percentage ratios in respect of the maximum aggregate annual value of the Proposed Marketing Support for each of the four financial reporting periods under the Agreement Term (the “Proposed Marketing Caps”, and together with the Proposed Fee Caps, the “Proposed Caps”) is less than 2.5%, the Proposed Marketing Support and the Proposed Marketing Caps are exempt from the independent shareholders’ approval requirement, but are subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules.

In accordance with Rule 14A.35(1) of the Listing Rules, an independent financial adviser will be appointed to opine as to whether the duration of the Proposed Transactions as contemplated under the Master Agreement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps. An independent financial adviser will also be appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

A circular containing, among other things, (i) details of the Master Agreement, the Proposed Capacity Transactions and the Proposed Fee Caps; (ii) the letter from the Independent Board Committee; (iii) the letter of advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as reasonably practicable and in compliance with the Listing Rules.

Bowenvale and AsiaCo, which owned approximately 68.7% and 5.7% of the total issued share capital of the Company, respectively, as at the date of this announcement, are interested in the proposed transactions contemplated under the Master Agreement, and are therefore required to abstain from voting at the SGM.

INTRODUCTION

The Company announces that on 28 November 2008, AsiaSat, an indirectly wholly-owned subsidiary of the Company, entered into the Master Agreement with CITIC Networks and CITICSat, pursuant to which AsiaSat may, subject to the satisfaction of the Condition, provide Transponder Capacity to CITICSat pursuant to orders placed for CITICSat’s customers in the PRC during the Agreement Term. Further, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC during the Agreement Term.

TRANSPONDER MASTER AGREEMENT

Date

28 November 2008

Agreement Term

From the Effective Date to 22 October 2012, being the expiry date of the Permit.

Parties

(1)	AsiaSat, an indirectly wholly-owned subsidiary of the Company;
(2)	CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company; and
(3)	CITICSat, the branch established by CITIC Networks, a wholly-owned subsidiary of the CITIC Group and a connected person of the Company.

Transaction Details and Pricing Basis

CITIC Networks and CITICSat have granted to AsiaSat a right to provide the Transponder Capacity for use by their customers in the PRC on an exclusive basis under the Master Agreement. During the Agreement Term, CITICSat will, upon the requests of its end-user customers in the PRC, place orders for the Transponder Capacity provided by AsiaSat pursuant to the terms and conditions of the Master Agreement. Upon the acceptance of any such order, AsiaSat will provide the relevant Transponder Capacity to CITICSat for use by CITICSat’s customers for such utilisation period as ordered, at an utilisation fee in RMB to be agreed between the parties based on the market rate or at a rate similar to those AsiaSat would have offered to independent third party customers in the PRC. Such utilisation fee is payable by CITICSat’s customers to CITICSat before the sum is settled with AsiaSat on a quarterly basis.

During the Agreement Term, CITICSat will promote AsiaSat’s Transponder Capacity services in the PRC at a fee in RMB to be determined based on the total value of the Transponder Capacity orders placed and collected from CITICSat’s customers under the Master Agreement during each of the four financial reporting periods under the Agreement Term, and AsiaSat will reimburse CITICSat for certain costs incurred by CITICSat for the promotion of AsiaSat’s Transponder Capacity services in the PRC.

CITICSat will settle with AsiaSat any utilisation fee received from its customers, net of any outstanding fee and costs incurred in relation to the Proposed Marketing Support payable by AsiaSat to CITICSat, in US dollars on a quarterly basis. Any risk associated with foreign exchange fluctuation will be borne by AsiaSat under the Master Agreement.

Renewal and Termination

In the event the Permit is renewed by the MII or other relevant authorities, and subject further to the requirements of the Listing Rules and any other necessary regulatory approvals, the Agreement Term will be extended for a further term covering the term of such renewed Permit on terms and conditions to be re-negotiated between the parties to the Master Agreement. In the event that the Permit is revoked, cancelled, terminated or modified to the effect to preclude the CITIC Group from engaging in the Proposed Capacity Transactions during the Agreement Term, the Master Agreement will be terminated.

Proposed Caps

There is no commitment from AsiaSat, CITIC Networks or CITICSat on the level of Transponder Capacity to be ordered or provided, or the marketing assistance to be provided under the Master Agreement. However, the Directors believe that the total utilisation fee receivable from CITICSat for the Proposed Capacity Transactions and the total amount payable to CITICSat for the Proposed Marketing Support in each of the four financial reporting periods under the Agreement Term will not exceed their respective annual caps as set out below:

(a)	Proposed Capacity Transactions

The aggregate annual utilisation fee receivable by AsiaSat from CITICSat in relation to the Proposed Capacity Transactions, i.e. the Proposed Fee Caps, for each of the four financial reporting periods under the Agreement Term are stated as follows:

Period commencing on the Effective Date and ending on 31 December 2009	Financial year ending 31 December 2010	Financial year ending 31 December 2011	Period commencing on 1 January 2012 and ending on 22 October 2012
RMB127.0 million	RMB147.0 million	RMB182.7 million	RMB175.4 million
(approximately US$18.3 million)	(approximately US$21.2 million)	(approximately US$26.3 million)	(approximately US$25.3 million)
(approximately HK$142.9 million)	(approximately HK$165.4 million)	(approximately HK$205.5 million)	(approximately HK$197.3 million)

The determination of the Proposed Fee Caps has taken into consideration (i) the annual revenue generated from AsiaSat’s provision of Transponder Capacity to its customers in the PRC in the previous three financial years, in the amount of approximately HK$193.44 million in 2005, approximately HK$181.74 million in 2006 and approximately HK$173.16 million in 2007; and (ii) the potential growth of the PRC market due to the rapid expansion of demand for higher quality transmission signals in telecommunication.

(b)	Proposed Marketing Support

The aggregate annual fee payable and costs to be reimbursed by AsiaSat to CITICSat in relation to the Proposed Marketing Support, i.e. the Proposed Marketing Caps, for each of the four financial reporting periods under the Agreement Term are stated as follows:

Period commencing on the Effective Date and ending on 31 December 2009	Financial year ending 31 December 2010	Financial year ending 31 December 2011	Period commencing on 1 January 2012 and ending on 22 October 2012
RMB11.0 million	RMB11.8 million	RMB14.8 million	RMB14.3 million
(approximately US$1.6 million)	(approximately US$1.7 million	(approximately US$2.1 million	(approximately US$2.0 million
(approximately HK$12.4 million)	(approximately HK$13.4 million)	(approximately HK$16.8 million)	(approximately HK$16.1 million)

The determination of the Proposed Marketing Caps has taken into consideration (i) AsiaSat’s previous expenses of the same nature in the development of the market in the PRC; and (ii) the more competitive market in the PRC after the recent launch of new satellites by other Mainland companies.

Condition and Effective Date

The Master Agreement will take effect from the date of the fulfilment of the Condition, i.e. the approval by the Independent Shareholders of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

INFORMATION ON CITICSAT, CITIC NETWORKS AND CITIC GROUP

The Company understands that CITIC Networks is a wholly-owned subsidiary of the CITIC Group with the principal business activities of providing integrated territorial and international communication network and system services; while CITICSat is the branch established by CITIC Networks for its development and operation of satellite system related business. The CITIC Group is a business conglomerate with extensive lines of business, including but not limited to, finance, investments, engineering and contracting, resources, infrastructure, regional and real estate development, manufacturing, information technology, trading and services.

INFORMATION ON THE GROUP

The Group is engaged in the provision of satellite communication channel capacity and satellite services to broadcasting and telecommunication markets and broadband access services.

REASONS FOR AND BENEFITS OF THE PROPOSED TRANSACTIONS
Since the promulgation of the Telecommunication Ordinance of the PRC in 2000, the Group has been in discussion with MII concerning the licence for operating satellite transponder capacity services in the PRC. In early 2008, CITIC Networks obtained the Permit from MII for the development and operation of communication and satellite related business in the PRC for a term from 8 January 2008 to 22 October 2012. Under the Permit, CITIC Networks can provide basic telecom services, including the provision of communication networks and the leasing and selling of certain satellite transponder capacity to customers in the PRC, both locally within provinces and nationally across provinces using the satellite transponder capacity on the Satellites. Accordingly, CITICSat was established by CITIC Networks to operate the satellite business under the Permit through the leasing of satellite transponder capacities from AsiaSat. The Company considers it necessary to enter into the Master Agreement for the facilitation of business pursuits with respect to the leasing and sale of satellite transponder capacity in the PRC under the Permit.

The arrangements under the Master Agreement may also enable the Company to benefit from the extensive and established business networks of both the CITIC Group and CITIC Networks for furthering its business opportunities in the PRC.

In relation to the Agreement Term, the Directors (excluding the independent non-executive Directors whose views will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) believe that the extended term exceeding 3 years is on normal commercial terms and in the ordinary and usual course of business of the Company as it is common for satellite capacity customers to sign contracts with service providers for a term of over 3 years due to the high setup costs both from the perspectives of the satellite capacity customer’s (such as broadcasters and telecommunication companies) and end users’ (such as home viewers) to switch to new service providers. In addition, many satellite capacity customers prefer to enter into longer contracts with service providers in order to ensure the stability of high quality service supply.

The Directors (excluding the independent non-executive Directors whose views will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) consider the terms of the Master Agreement (including the Agreement Term) and the Proposed Transactions to be on normal commercial terms and in the ordinary and usual course of business of the Company. They also consider that the terms of the Master Agreement (including the Agreement Term), the Proposed Transactions and the Proposed Caps are fair and reasonable and in the interest and benefit of the Company and its Shareholders as a whole.

INFORMATION TO SHAREHOLDERS
CITICSat is the branch established and run by CITIC Networks for the development and operation of its satellite system related business. CITIC Networks is a wholly-owned subsidiary of the CITIC Group. As at the date of this announcement, the CITIC Group indirectly controls 50% of the voting rights of Bowenvale, which in turn holds approximately 68.7% equity interest in the Company. Accordingly, the CITIC Group, CITIC Networks and CITICSat are deemed connected persons of the Company and the transactions contemplated under the Master Agreement will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Since certain applicable percentage ratios (as defined under the Listing Rules) in respect of the Proposed Fee Caps exceed 2.5% but are less than 25%, and the Proposed Fee Caps are over HK$10 million, the Proposed Capacity Transactions and the Proposed Fee Caps are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. Whereas each of the applicable percentage ratios in respect of the Proposed Marketing Caps is less than 2.5%, the Proposed Marketing Support and the Proposed Marketing Caps are exempt from the independent shareholders’ approval requirement, but are subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules.

Pursuant to Rule 14A.35 of the Listing Rules, the period for an agreement in a continuing connected transaction must not exceed 3 years, except in special circumstances where the nature of the transaction requires the contract to be of a duration longer than 3 years. Accordingly, an independent financial adviser will be appointed to opine as to whether the duration of the Proposed Transactions as contemplated under the Master Agreement, which exceeds three years, constitutes a special circumstance under Rule 14A.35(1) of the Listing Rules; is required for the nature of this transaction; and whether it is normal business practice to enter into contracts of this type to be of such duration.

The Independent Board Committee comprising the independent non-executive Directors has been appointed to consider the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps. An independent financial adviser will also be appointed to advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps.

A circular containing, among other things, (i) details of the Master Agreement, the Proposed Capacity Transactions and the Proposed Fee Caps; (ii) the letter from the Independent Board Committee; (iii) the letter of advice of the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps; and (iv) a notice of the SGM will be despatched to the Shareholders as soon as reasonably practicable and in compliance with the Listing Rules.

Bowenvale and AsiaCo, which owned approximately 68.7% and 5.7% of the total issued share capital of the Company, respectively, as at the date of this announcement, are interested in the proposed transactions contemplated under the Master Agreement, and are therefore required to abstain from voting at the SGM.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Agreement Term”	the period commencing on the Effective Date and ending on 22 October 2012;
“AsiaCo”

AsiaCo Acquisition Limited, a Shareholder who owned approximately 5.7% of the total issued share capital of the Company as at the date of this announcement, and a company incorporated under the laws of British Virgin Island;

“AsiaSat”

Asia Satellite Telecommunications Company Limited, an indirectly wholly-owned subsidiary of the Company incorporated under the laws of Hong Kong, the principal business of which is the provision of satellite services to broadcasting and telecommunications markets;

“Bowenvale”

Bowenvale Limited, a controlling Shareholder who owned approximately 68.7% of the total issued share capital of the Company as at the date of this announcement, and a company incorporated under the laws of British Virgin Island;

“CITIC Group”

中信集團 (CITIC Group), an indirect shareholder controlling 50% of the voting rights of each of Bowenvale and AsiaCo as at the date of this announcement, and an enterprise established and existing under the laws of PRC;

“CITIC Networks”	中信網絡有限公司(CITIC Networks Co., Ltd), a wholly-owned subsidiary of the CITIC Group and a company established under the laws of PRC;
“CITICSat”

中信網絡有限公司北京衛星通訊分公司 (CITIC Networks Co., Ltd. Beijing Satellite Telecommunications Branch), the branch established and run by CITIC Networks for the development and operation of its satellite system related business;

“Company”	Asia Satellite Telecommunications Holdings Limited, an investment holding company incorporated under the laws of Bermuda, the shares of which are listed on the main board of the Stock Exchange;
“Condition”

the condition upon which the Master Agreement becomes effective, which is the approval by the Independent Shareholders of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Directors”	the directors of the Company;
“Effective Date”	the date on which the Condition is fulfilled and the Master Agreement becomes effective;
“Group”	the Company and its subsidiaries from time to time;
“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Independent Board Committee”

a board committee, comprising the independent non-executive Directors who are not interested in the transactions contemplated under the Master Agreement, established to advise the Independent Shareholders in respect of the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Independent Shareholders”	Shareholders excluding Bowenvale and AsiaCo;
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;
“Master Agreement”	the transponder master agreement entered into between AsiaSat, CITIC Networks and CITICSat on 28 November 2008 for, among other things, the provision of AsiaSat’s Transponder Capacity to CITICSat;
“MII”	中華人民共和國工业和信息化部, formerly 中華人民共和國信息產業部 (the Ministry of Industry and Information Technology of PRC);
“Permit”	基礎電信業務經營許可證 (the Basic Telecom Business Operating Permit) issued to CITIC Networks by MII;
“PRC” or "China"	the People’s Republic of China excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;
“Proposed Caps”	collectively the Proposed Fee Caps and the Proposed Marketing Caps;
“Proposed Capacity Transactions”	the proposed provision of Transponder Capacity by AsiaSat to CITICSat pursuant to the orders placed under the Master Agreement;
“Proposed Marketing Support”	the promotion of AsiaSat’s Transponder Capacity services in the PRC by CITICSat during the Agreement Term;
“Proposed Fee Caps”	the maximum aggregate annual values of the Proposed Capacity Transactions for the four financial reporting periods under the Agreement Term;
“Proposed Marketing Caps”	the maximum aggregate annual values of the Proposed Marketing Support for the four financial reporting periods under the Agreement Term;
“Proposed Transactions”	collectively the Proposed Capacity Transactions and the Proposed Marketing Support;
“RMB”	Renminbi, the lawful currency of the PRC;
“Satellites”	the AsiaSat 2, AsiaSat 3S and AsiaSat 4 satellites, or their respective replacement satellites which will be subject to the approval to an amendment of the Permit conditions by MII;

“SGM”

the special general meeting of the Company to be convened and held for the purpose of considering, and if thought fit, approving the terms of the Master Agreement (including the Agreement Term), the Proposed Capacity Transactions and the Proposed Fee Caps;

“Shareholders”	the shareholders of the Company;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transponder Capacity”	the transponder capacity on the Satellites;
“US$” or “US dollars”	United States dollars, the lawful currency of the United States of America; and
“%”	per cent.

The conversions of RMB into US dollars and into HK dollars and of HK dollars into US dollars are for convenience only and have been made at a rate of US$1.00 to RMB6.9342, HK$1.00 to RMB0.889 and US$1.00 to HK$7.80, respectively. Such conversions should not be construed as representations that the RMB amounts could be converted into US and HK dollars and HK dollars could be converted to US dollars at that or any other rates.

By order of the Board Sue Yeung Company Secretary

Hong Kong, 28 November 2008

As at the date of this announcement, the Board comprises 13 directors. The Executive Directors are Mr. Peter JACKSON and Mr. William WADE. The Non-executive Directorsare Mr. MI Zeng Xin (Chairman), Mr. Ronald J. HERMAN, Jr. (Deputy Chairman), Mr. John F. CONNELLY, Mr. Mark CHEN, Ms. Nancy KU, Mr. DING Yu Cheng, Mr. KO Fai Wong and Mr. JU Wei Min. The Independent Non-executive Directors are Professor Edward CHEN, Mr. Robert SZE and Mr. James WATKINS.